UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
CISAPP Online Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 1, 2020

Physical address of issuer
1334 Brittmoore Rd, Houston, TX 77043

Website of issuer
https://www.cisapp.co/

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the Issuer equal to two (2%) of the total number of Securities Sold by the Issuer in the Offering

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000
Affiliates of the issuer may invest in the offering and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis

☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000

Deadline to reach the target offering amount
July 26, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end (Inception to December 31, 2020)
Total Assets	$7,669.53
Cash & Cash Equivalents	$6,693.08
Accounts Receivable	$0.00
Short-term Debt	$0.00
Long-term Debt	$15,000.00
Revenues/Sales	$0.00
Cost of Goods Sold	$0.00
Taxes Paid	$0.00
Net Income	-$7,415.47

In reliance upon the SEC's temporary regulatory COVID-19 relief for Regulation Crowdfunding offerings, financial information certified by the principal executive officer of the Company has been provided instead of financial statements reviewed by a public accountant that is independent of the Company.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 1, 2021

FORM C/A

Up to $107,000.00

CISAPP Online Inc.



Explanatory Note

CiSApp Online Inc., (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on February 23, 2020. This Amendment is being filed due to related-party transactions totaling $10,000, representing over 16% of the current amount raised, to clarify the conditions of conducting an intermediate close, and to include the webinar transcript, attached hereto as Exhibit G.

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by CISAPP Online Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of

providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will receive a number of Crowd Note of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$107,000.00	$5,350	$101,650

(1)   This excludes fees to Company's advisors, such as attorneys and accountants. The Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering. In addition, the Intermediary will receive a number of Crowd Notes equal to 2% of the Crowd Notes sold in the Offering

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or

completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.cisapp.co/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is April 1, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED

LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial

performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.cisapp.co/.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

CISAPP Online Inc. (the "Company") is a Delaware Corporation, formed on September 1, 2020. The Company is currently also conducting business under the name of CISAPP Online Private Limited based on a Technology Assignment Agreement between us and CISAPP Online Private Limited.

The Company is located at 1334 Brittmoore Rd, Houston, TX 77043.

The Company's website is https://www.cisapp.co/.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Founded in 2019 as CISAPP Online Private Limited, ConnectinSingle App (CiSApp) is a decentralized social network for users to connect with the right audiences on their own terms. The app is built with integrated blockchain technology for social interaction with friends, family, public groups, and professional networks within one unified platform. When a user signs up on the platform, they are asked to verify their identity through face data, which creates a unique digital identity stored on the decentralized network.

Additionally, content created on the app is linked to the blockchain to prevent multiple copies of the same content from existing, enabling original content creators to get appropriate credit for their work. Rather than selling user data for advertising revenue, CiSApp anticipates a model where its proprietary algorithm matches brands with content creators based on the communities (i.e., public groups) in which they are active on the platform.

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The Offering

Minimum amount of Crowd Note being offered	$25,000.00 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$25,000.00 Principal Amount
Maximum amount of Crowd Note	$107,000.00 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$107,000.00 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	July 26, 2021
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	See the description of the voting rights on page 39 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We are an early stage company, with limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We are an early stage company. We were incorporated under the laws of Delaware on September 1, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase in the near future. There can be no assurances

that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

Our management team has limited experience in the social media and technology industry and has not managed a business with similar risks and challenges specific to our business.
Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include both small and major companies worldwide, such as are Diaspora, Friendica, Minds, Sapien, and Steemit. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software, and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

We operate in virtually every part of the world and serve customers in more than two countries.

Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Imran Palem, Bhargav Varma, and Brad Jenkins who are CEO, COO, and Director of the Company. The Company has or intends to enter into employment agreements with Imran Palem, Bhargav Varma, and Brad Jenkins although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Imran Palem, Bhargav Varma, and Brad Jenkins or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Imran Palem, Bhargav Varma, and Brad Jenkins in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Imran Palem, Bhargav Varma, and Brad Jenkins die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including quarantines and lockdowns which impair the Company's business including less efficiency and performance in tech and marketing functions and a decrease in modules of code written from the developers. Quarantine can affect us in various ways such as overall team performance, planning, fewer deliverables of code, tasks incomplete, managing employees, and tracking. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the

Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our

trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations

of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create

system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions,

and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection

with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the Intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The Intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the Intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the Intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. The transfer of the Crowd Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.

Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 94.12% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Founded in 2019 as CISAPP Online Private Limited, ConnectinSingle App (CiSApp) is a decentralized social network for users to connect with the right audiences on their own terms. The Company incorporated in the state of Delaware on September 1, 2020. The app is built with integrated blockchain technology for social interaction with friends, family, public groups, and professional networks within one unified platform. When a user signs up on the platform, they are asked to verify their identity through face data, which creates a unique digital identity stored on the decentralized network.

Additionally, content created on the app is linked to the blockchain to prevent multiple copies of the same content from existing, enabling original content creators to get appropriate credit for their work. Rather than selling user data for advertising revenue, CiSApp anticipates a model

where its proprietary algorithm matches brands with content creators based on the communities (i.e., public groups) in which they are active on the platform.

Business Plan

CiSApp is currently pre-revenue. However, in the coming year the company plans to begin monetizing their platform. It aims to build a unique business model that will reward content creators and generate ad-revenues without selling users' private information. Companies that list with CiSApp for the promotion of genuine products and services will have their promotions directed to content creators based on communities through CiSApp's proprietary algorithm. Leads generated by the end of the campaign will then be billed and sent to companies and with a portion of revenue shared with content creators.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
CiSApp	Blockchain-based Social Network for both social and business networking within one platform, ensuring content comes from real users and all communications are private and secure.	Available globally but currently targeted in the Southern part of India

We are completing the application for the final launch with additional features expected to be released in Q1 of 2021 across Android and iOS devices.

We reach our users through our social network.

Competition

The Company's primary competitors are Diaspora, Friendica, Minds, Sapien, and Steemit.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global and scale, including level of presence in key emerging markets.

Customer Base

The company is currently pre-revenue. However, it is building its business model where businesses and app users will be the primary customers.

Intellectual Property

The company's technology was developed by an Indian entity, CISAPP Online Private Limited. With the formation of the U.S. entity, CISAPP Online Inc., CISAPP Online Private Limited has assigned all intellectual property and technology to the U.S. entity.

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1334 Brittmoore Rd, Houston, TX 77043.

The Company has the following additional addresses: 43/1/45, Bommanahalli, Bangalore, India – 560068.

The Company conducts business in India.

The company does not currently have any subsidiaries. It plans to make the Indian entity, CISAPP ONLINE PRIVATE LIMITED, a subsidiary of the U.S. entity, CISAPP Online Inc., in the future. However, this cannot be guaranteed.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. Exhibit B is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$5,350
Technical Development	10.00%	$2,500	10.00%	$10,700
Research and Development	14.00%	$3,500	14.00%	$14,980
General Marketing	26.00%	$6,500	26.00%	$27,820
Future Wages	5.00%	$1,250	5.00%	$5,350
General Working Capital	40.00%	$10,000	40.00%	$42,800
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and will receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds based on changes in general market or business conditions.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

Name

Brad Jenkins

All positions and offices held with the Company and date such position(s) was held with start and ending dates

September 2020 – Present
    Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Brad Jenkins serves as a board member, investor, and advisor in the company. He is a serial entrepreneur turned startup advisor and angel investor, having founded over half a dozen companies over the last 25 years. Before becoming an entrepreneur, Jenkins worked at a fast-growing tech start-up and successfully paid his way through college by operating a couple of small businesses. He has personally invested in over a dozen startups and is an active early-stage investor. Jenkins serves as a mentor for a number of Houston area incubator and accelerator programs and served on the Houston board of the Entrepreneurs' Organization, a peer-to-peer global network exclusively for entrepreneurs of seven figure plus businesses. He is a graduate of Texas A&M and holds a BBA in Marketing with extensive computer science coursework.

2020 – Present
    Co-Founder and CEO, Seed Round Capital

2019 – Present
    Co-Founder and Board Member, CloudNine

2011 – 2019
    CEO, CloudNine

Name

Bhargav Varma

All positions and offices held with the Company and date such position(s) was held with start and ending dates

January 2019 – Present
    Co-Founder, COO, and Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Bhargav Varma co-founded the company and has been serving as COO since its inception. Varma is currently in his final year of studies at the Lovely Professional University where he is studying Technology, Electronics, and Communications Engineering. He is passionate about international business and development.

Name

Palem Imran

All positions and offices held with the Company and date such position(s) was held with start and ending dates

January 2019 – Present
     Founder, CEO, and Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Palem Imran co-founded the company and has served as CEO since the company's inception. Before co-founding CiSApp, Imran wrote two fiction Novels – Last Ranker and Cricket Betting. He is currently final years of studies at the Lovely Professional University where he is working toward his undergraduate degree. Imran is a blockchain enthusiast and is passionate about tech and anything related to engineering and research.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Bhargav Varma

All positions and offices held with the Company and date such position(s) was held with start and ending dates

January 2019 – Present
     Co-Founder, COO, and Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Bhargav Varma co-founded the company and has been serving as COO since its inception. Varma is currently in his final year of studies at the Lovely Professional University where he is studying Technology, Electronics, and Communications Engineering. He is passionate about international business and development.

Name

Palem Imran

All positions and offices held with the Company and date such position(s) was held with start and ending dates

January 2019 – Present
       Founder, CEO, and Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Palem Imran co-founded the company and has served as CEO since the company's inception. Before co-founding CiSApp, Imran wrote two fiction Novels – Last Ranker and Cricket Betting. He is currently final years of studies at the Lovely Professional University where he is working toward his undergraduate degree. Imran is a blockchain enthusiast and is passionate about tech and anything related to engineering and research.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in India.

Rest of page left intentionally blank

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount Authorized	10,000,000
Amount Outstanding	8,500,00
Voting Rights	One vote per share
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering of convertible securities).	100.00%

Type of security	Convertible Note
Amount Outstanding	$15,000
Valuation Cap	$1.5 million
Discount	20%
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Terms of this convertible note will match the terms of this Regulation CF raise. As a result, investors in this note will have the same rights as investors in this crowdfund raise.

The company does not currently have any debt outstanding besides the convertible note.

Ownership

A majority of the Company is owned by the co-founders Palem Imran Mohammed and Bhargav Varma.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Palem Imran Mohammed	61.18%
Bhargav Varma	32.94%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements for the Company and its predecessor entity CISAPP Online Private Limited are attached hereto as Exhibit A.

In reliance upon the SEC's temporary regulatory COVID-19 relief for Regulation Crowdfunding offerings, financial information certified by the principal executive officer of the Company has been provided instead of financial statements reviewed by a public accountant that is independent of the Company.

Operations

We are a pre-revenue company, and our primary expenses consist of product development and participation in a startup program. We do not anticipate generating revenue until Q1 2022.

The Company intends to achieve profitability in the next 12 months by:
1. Growing its user base after releasing its app publicly.
2. Onboarding content creators.
3. Enable over 100 content creators to monetize their work. We envision content creators needing 10,000 followers or more to monetize their work.
4. Registering over 100 brands/companies for promotions.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $1,348 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to $107,000 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 26, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. If the Company has received the Minimum Amount by the Offering Deadline, the Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the

discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees
The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our offering materials and the Crowd Note in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

General
A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Events Triggering Conversion of Crowd Notes
If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Notes would convert into capital stock of our company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing
The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount (which is 20%), and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap ($1.5 million) by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment
The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2x your principal amount) or (ii) an amount that you would have been entitled to receive in such Corporate Transaction had this Crowd Note been converted in full immediately prior to the closing of the Corporate Transaction. If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions

The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. Any transfer of the Securities is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion.

IPO Lock Up

Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right to repurchase the Crowd Note.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Investment

Related Person/Entity	Seed Round Capital
Relationship to the Company	External investor and a Director on the Board of Directors
Total amount of money involved	$15,005
Benefits or compensation received by related person	Seed Round Capital acquired common stock in the company and invested in the company through a convertible note.
Benefits or compensation received by Company	Capital to expand business operations and advisory services.
Description of the transaction	Investment and Advisory Services

Intellectual Property

Related Person/Entity	CISAPP ONLINE PRIVATE LIMITED
Relationship to the Company	Co-founders, Palem Imran Mohammed and Vegesna Bhargav Varma, own a controlling interest in both companies.
Total amount of money involved	$0
Benefits or compensation received by related person	The Company intends to acquire CISAPP ONLINE PRIVATE LIMITED, an Indian entity, as a subsidiary in the future.
Benefits or compensation received by Company	Company is using the technology, know-how, information, intellectual property and other materials for or relevant to CISAPP ONLINE PRIVATE LIMITED including without limitation, all business plans, technical plans, specifications, templates, demonstration versions, equipment, software, devices, methods, apparatus, product designs, mobile applications, social media accounts and content, website design and content, and trademarks to build out its social media platform under the U.S. entity.
Description of the transaction	Technical Assignment Agreement

Conflicts of Interest

Except for the arrangement with CISAPP ONLINE PRIVATE LIMITED as described above, to the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Palem Imran Mohammed
(Signature)

Palem Imran Mohammed
(Name)

CEO & Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Palem Imran
(Signature)

Palem Imran
(Name)

CEO & Director
(Title)

/s/Bhargav Varma
(Signature)

Bhargav Varma
(Name)

COO & Director
(Title)

April 1, 2021
Date

I, Palem Imran, being the founder of CISAPP Online Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) The company has not yet filed an income tax return for the year ending December 31, 2020.

/s/Palem Imran
(Signature)

Palem Imran
(Name)

CEO & Director
(Title)

April 1, 2021
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A

Financial Statements

12/31/2019 CISAPP Online Private Limited (India)

Assets

Current Assets

Cash	$ 6,470.00
Prepaid Expenses	$ -
Total Current Assets	*$ 6,470.00*

Property, Plant, and Equipment

Equipment - Technology	$ -
Other Fixed Assets	$ -
Total Property, Plant, and Equipment	*$ -*

Total Assets	**$ 6,470.00**

Liabilities

Current Liabilities

Accounts Payable	$ -
Total Current Liabilities	*$ -*

Convertible Note	$ -

Total Liabilities	**$ -**

Equity

Common Stock Issued (Par Value .00001)	$ 1,380.48
Paid in Capital	$ 14,619.52
Retained Earnings	$ -
Net Income for Period	$ (9,530.00)
Total Equity	**$ 6,470.00**

Total Liabilities + Shareholder's Equity	**$ 6,470.00**

12/31/2019 - CISAPP Online Private Limited (india)

Beginning Balance	$	-
Operating Activities		
Net Income	$	(9,530.00)
Pre-paid expenses	$	-
Deferred Fee	$	-
Total Operating	$	**(9,530.00)**
Investing Activities		
Property, Plant, and Equipment	$	-
Total Investing	$	-
Financing Activities		
Outside Investment	$	-
Investment by Owners	$	16,000.00
Total Financing Activities	$	**16,000.00**
Net Change in Cash During Period	$	**6,470.00**
Ending Cash Balance	$	**6,470.00**

2019 - CISAPP Online Private Limited (India)

Revenue	$	-
COGS	$	-
Gross Profit	$	-
Gross Margin		

Operating Expenses

AWS Installation	$	1,100.00
Bulk SMS-OTP	$	190.00
Server Integration/Maintenance	$	1,580.00
Technical Documentation	$	160.00
Hosting	$	440.00
Contracting	$	5,390.00
Legal	$	570.00
Online Services	$	-
Misc. & Marketing	$	100.00
Total Operating Expenses	**$**	**9,530.00**

Other Expenses

Interest Expense	$	-
Total Other Expenses	$	-
Net Income	**$**	**(9,530.00)**

12/31/2020 CISAPP Online Private Limited (India)

Assets

Current Assets

Cash	$	510.00
Prepaid Expenses	$	-
Total Current Assets	*$*	*510.00*

Property, Plant, and Equipment

Equipment - Technology	$	-
Other Fixed Assets	$	-
Total Property, Plant, and Equipment	*$*	*-*

Total Assets	**$**	**510.00**

Liabilities

Current Liabilities

Accounts Payable	$	-
Total Current Liabilities	*$*	*-*

Convertible Note	$	-

Total Liabilities	**$**	**-**

Equity

Common Stock Issued (Par Value .00001)	$	1,380.48
Paid in Capital	$	14,619.52
Retained Earnings	$	(9,530.00)
Net Income for Period	$	(5,960.00)
Total Equity	**$**	**510.00**

Total Liabilities + Shareholder's Equity	**$**	**510.00**

12/31/2020 - CISAPP Online Inc. (U.S.)

Assets

Current Assets

Cash	$ 6,693.08
Prepaid Expenses	$ 976.45
Total Current Assets	*$ 7,669.53*

Property, Plant, and Equipment

Equipment - Technology	$ -
Other Fixed Assets	$ -
Total Property, Plant, and Equipment	*$ -*

Total Assets	**$ 7,669.53**

Liabilities

Current Liabilities

Accounts Payable	$ -
Total Current Liabilities	*$ -*

Convertible Note	$ 15,000.00

Total Liabilities	**$ 15,000.00**

Equity

Common Stock Issued (Par Value .00001)	$ 85.00
Paid in Capital	$ -
Owner's Equity	$ -
Retained Earnings	$ -
Net Income for Period	$ (7,415.47)
Total Equity	**$ (7,330.47)**

Total Liabilities + Shareholder's Equity	**$ 7,669.53**

12/31/2020 - CISAPP Online Private Limited (india)

Beginning Balance	$	6,470.00
Operating Activities		
Net Income	$	(5,960.00)
Pre-paid expenses	$	-
Deferred Fee	$	-
Total Operating	$	**(5,960.00)**
Investing Activities		
Property, Plant, and Equipment	$	-
Total Investing	$	-
Financing Activities		
Outside Investment	$	-
Investment by Owners	$	-
Total Financing Activities	$	-
Net Change in Cash During Period	$	**(5,960.00)**
Ending Cash Balance	$	510.00

12/31/2020 - CISAPP Online Inc. (U.S.)

Beginning Balance	$	-
Operating Activities		
Net Income	$	(7,415.47)
Pre-paid expenses	$	976.45
Total Operating	**$**	**(8,391.92)**
Investing Activities		
Property, Plant, and Equipment	$	-
Total Investing	$	-
Financing Activities		
Outside Investment	$	15,005.00
Investment by Owners	$	80.00
Total Financing Activities	**$**	**15,085.00**
Net Change in Cash During Period	**$**	**6,693.08**
Ending Cash Balance	**$**	**6,693.08**

2020 - CISAPP Online Private Limited (India)

Revenue	$	-
COGS	$	-
Gross Profit	$	-
Gross Margin		

Operating Expenses

AWS Installation	$	320.00
Bulk SMS-OTP	$	400.00
Server Integration/Maintenance	$	290.00
Technical Documentation	$	-
Hosting	$	-
Contracting	$	3,450.00
Legal	$	1,350.00
Online Services	$	-
Misc. & Marketing	$	150.00
Total Operating Expenses	**$**	**5,960.00**

Other Expenses

Interest Expense	$	-
Total Other Expenses	$	-
Net Income	**$**	**(5,960.00)**

2020 - CISAPP Online Inc. (U.S)

Revenue	$	-
COGS	$	-
Gross Profit	$	-
Gross Margin		
Operating Expenses		
AWS Installation	$	-
Bulk SMS-OTP	$	-
Server Integration/Maintenance	$	590.00
Technical Documentation	$	1,500.00
Hosting	$	-
Contracting	$	4,250.00
Legal	$	450.00
Online Services	$	325.47
Misc. & Marketing	$	300.00
Total Operating Expenses	**$**	**7,415.47**
Other Expenses		
Interest Expense	$	-
Total Other Expenses	**$**	**-**
Net Income	**$(7,415.47)**	

CISAPP Online Inc.

NOTES TO FINANCIAL STATEMENT

NOTE 1 – ORGANISATION AND NATURE OF ACTIVITIES

CISAPP Online, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company also has a subsidiary in Bangalore, India as CISAPP ONLINE PRIVATE LIMITED. The financial statements of CISAPP Online Inc. also involves the financials statements of CISAPP ONLINE PRIVATE LIMITED.

CISAPP Online Inc. created CiSApp which CISApp is a one-stop social media platform that considers the challenges of social media to create a solution that takes the industry to the next level. By bringing together the power and security of blockchain with a revolutionary business model that recognises the importance of creating a truly safe, never-seen-before environment for content creators and users alike, CISApp is the next big thing in the quickly growing social media industry.

The Company will conduct an equity crowdfund offering during the first quarter of 2021 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's other efforts to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAPP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company does not maintain any inventory items relevant to its operation.

Property and Equipment

The Company does not currently capitalize any long-lived assets.

Goodwill

The Company does not currently capitalize any goodwill.

<u>Intangible Assets</u>

Intangible assets consist of trademarks and patents, app development and design. These assets are purchased or developed by the Company and are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount not be recoverable.

NOTE 3 – INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. No tax filings to date. Entity was formed September 1, 2020.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with (.00001) par value. As of February 10, 2021, the company has currently issued 8,500,000 shares of common stock.

NOTE 5 – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

Statement of Change in Shareholder's Equity CISAPP Online Private Limited (India)

	Common Stock		Preferred Stock		Additional Paid in Capital*	Retained Earnings	Total Stockholder's Equity
	Issued	Total Par value	Issued	Total Par value			
Balance at 12/31/2018	-	$ -	-	$ -		$	$ -
Issuance of Stock (2019)	10,000	$ 1,380.48	0.00	$ -	14,619.52	$	16,000.00
Net Income						$	(9,530.00)
Balance at 12/31/2019	10,000	$ 1,380.48	0.00	$ -	14,619.52	$ -	6,470.00
Issuance of Stock (2020)	0.00	$ -	0.00	$ -	-	$	-
Net Income						$ (5,960.00)	(5,960.00)
Balance at 12/31/2020	10,000	$ 1,380.48	0.00	$ -	14,619.52	$ (15,490.00)	510.00

U.S. Statement of Change in Owner's Equity

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
	Issued	Total Par value	Issued	Total Par value			
Balance at 9/1/2020	8,000,000	$ 80.00	-	$ -	$ -	$ -	80.00
Issuance of Stock (2020)	500,000	$ 5.00	0.00	$ -	-	$ -	5.00
Net Income						$ (7,415.47)	$ (7,415.47)
Balance at 12/31/2020	8,500,000	$ 85.00	0.00	$ -	-	$ -	(7,330.47)

EXHIBIT B

Company Summary



MicroVentures



Company: CISAPP Online Inc.

Market: Social Media

Product: Blockchain-based social media platform

Company Highlights
- Participating in the Seed Round Capital (SRC) tech startup program
- More than 22,285 users have signed up for CiSApp during its beta testing
- Listed as one of the 48 'Top Breakout Apps to Watch' by AppSamurai[i]
- Raised $15,000 in seed funding in 2020

EXECUTIVE SNAPSHOT

CiSApp is building a decentralized social network blockchain that aims to create a single point of connection for users across multiple account spaces. The company aims to solve three perceived problems in social networks today: data privacy, anonymity, content transparency, and having to manage multiple profiles across various apps. CiSApp launched the beta version of its app on Android in August 2019. Since then, the company has added 22,285 users to its platform with less than $600 in total marketing spend. In 2021 the company plans to launch the official version of CiSApp on Android and iOS platforms.

Insert deck and video

PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. *The perks below, subject to* Regulation CF investment limits *are inclusive of lower dollar amount perks. If you have invested in CISAPP Online Inc.'s previous campaign with MicroVentures, you will receive perks based on your cumulative investment across both campaigns.*

$250 - Early Investor Badge -> Let's make it known that you were one of our early investors! To show how thankful we are, we'll add this badge to appear on your icon.
$500 - Lifetime Premium Account – You'll have access to customized filters and customized tools used to create and edit content directly within the app itself rather than having to pay subscription fees for tools such as Photoshop or Illustrator.
$1,000 - You'll be invited to collaborate with our developer team and help us make amazing strides!
$5,000 - One time meeting with the founder via Zoom!
$10,000 - You'll have the choice of a) collaborating on the design of a filter or b) naming a collaboratively created filter. All CiS users would have access to the filter on their camera setting!
$25,000 - A monthly, hour-long strategy session with the founders for the next 12 months!



Opportunity

The widespread use of social media has changed the way people communicate. Now, we can instantly communicate and share ideas with friends, families, and strangers from around the world. However, this ability has produced some unintended consequences. Corporate entities control these social networks and often have a small group of people setting the rules of engagement on the platforms. This has led to many users (including content creators) being dissatisfied with how social media platforms deal with challenges such as misinformation, censorship, privacy, political neutrality, user control, and malicious activity. Decentralized social networks have emerged as a potential alternative to centralized social media networks.[ii]

Decentralized social networks offer several perceived advantages over traditional centralized social networks, such as more control, free speech, increased privacy, and economic neutrality. In a decentralized network, third-parties are unable to make modifications or delete content created by users. Decentralized networks also enable social media users to reduce/restrict personal information being shared. Additionally, decentralized networks enable social media users a choice to showcase information across multiple spaces. This has led to new business models shifting away from targeted advertising, in which original content creators can better monetize their work.[iii]

Founded in 2019, Connect in Single App (CiSApp) is a decentralized social network for users to connect with the right audiences on their own terms. The app is built with integrated blockchain technology for social interaction with friends, family, public groups, and professional networks within one unified platform. When a user signs up on the platform, they are asked to verify their identity through face data, which creates a unique digital identity stored on the decentralized network. The aim is to remove fake profiles, bots, and fake messages. Moreover, it aims to help remove the anonymity of profiles which can enable cyberbullying.[iv]

Additionally, content created on the app is linked to the blockchain to prevent multiple copies of the same content from existing, enabling original content creators to get appropriate credit for their work. Rather than selling user data for advertising revenue, CiSApp anticipates a model where its proprietary algorithm matches brands with content creators based on the communities (i.e., public groups) in which they are active on the platform.

Product

CiSApp is building a social network where users can split their profiles between private and public spaces. Users log in to one platform where they can tailor visible content for each group. CiSApp segments social groups into friends, family, public, and work categories. Within the public space, global content is made available through a standard newsfeed. Trending items are displayed near the top.





9:41
CiSApp
Public
Feed
Messenger
Explore
Search
Christina Henry
Kartik Sharma
Kartik sent a sticker
Rohan Jain
Michelle George
Mark Ramson
Aiony Haust
Alex Clarke
Hello,
Rohan Jain
Account Type
Work
Family
Friends
Public
Pages
Settings
CiSApp
Work
Feed
Messenger
Explore
Fashion
Photography
Food
Art
Posts
Videos
Articles
Rohan Jain
Positive Environment | Latest video
This goes back to the positive environment point: You need to be around with others who are just ambitious as you..
Supreeth Venkata

Features

The app is currently in beta testing for Android with plans to release the full version in Q2 2021. Features currently available for the app include:

- Share photos and videos and receive updates about what's going on in the lives of your connections.
- Live messaging between individuals to share pictures, documents, voice messages, and videos.
- Create private chats through a built-in messenger feature.
- Send messages through a 'Scheduled Chat' feature, which enables users to send messages at a future time and date. For example, users can schedule birthday wishes for family members in advance.
- Follow hyperlinks and browse websites while remaining in CiSApp.
- Explore other users, brands, and small businesses through the built-in search feature.
- Sync phone contacts with the app to locate their friends' profiles.

The CiSApp is being designed with several key features in mind, namely:

- Privacy: CiSApp doesn't share user personal data for advertising or intrude on a user's personal privacy.
- No Fake Profiles: The CiSApp platform is being designed with verification functions for users to eliminate bots and fake accounts.
- Monetizing Content: Enable content producers to get paid for their own content, removing the middleman.
- Private Chat: Different than the chat feature above, the private chat gives users the ability to delete the chat at any time. Additionally, chat deletions can be scheduled for a future time (e.g., five minutes after messages are sent). Users can delete everything from their side, delete messages from the person they are speaking with, or delete all messages in the thread unilaterally. CiSApp plans to build the chat with SHA 256-bit encryption.





9:41
CISApp
Public
Feed
Messenger
Explore
Fashion
Photography
Food
Art
Posts
Videos
Articles
The Flexible Future of Typography
The Concept of color psychology
Select Corners
Select atleast four corners that you are interesested to display in feed
Photography
Art
Music
Food
Party
Sports
News
Movies
Decor
Proceed
Create a Page
Please Select Account type
Business Account
Creator Account
Influencer Account
Proceed

Blockchain

CiSApp runs on the blockchain. The company employs the use of blockchain technology with the goal of eliminating anonymity and providing users privacy and security. When a user signs up for the platform, a unique digital identity is created using facial data. The unique identities are then stored in a decentralized network. Additionally, blockchain technology is used to prevent a digital asset, such as content (posts, videos, and articles), from having duplicate copies. Each digital asset on the platform will be a non-fungible token (NFT). The content can be shared and distributed while also preserving ownership, making piracy more difficult through a transparent distributed-ledger technology (DLT) system. This enables CiSApp to maintain data integrity, allowing advertising agencies to target the right customers and content creators to receive proper monetization for their original content.

Use of Proceeds

CiSApp is looking to raise a minimum of $25,000 and a maximum of $107,000 in this raise. Funds will be used to fuel business growth by increasing working capital, general marketing to drive user acquisition, technology development for the platform, and hiring more engineers to execute on the company’s product roadmap. The company plans to allocate the proceeds as follows:







Product Roadmap

CiSApp is currently still in its beta phase. Over the course of 2021, CiSApp plans to officially launch its first version and unveil numerous new product offerings, updates, and features. An expected timeline is as follows:

<table>
<tr><th>Q2 2021</th><th>Q3 2021</th></tr>
<tr><td>

- Officially launch the first version of the CiSApp on Android and iOS globally.
- Add features to the app including:
  1.) Creator Account: Creators can grow their followers by sharing videos, posts, and articles.
  2.) Corners: Influencers and creators can post their content based on categories like technology, fashion, news, beauty, science, food, and more. Corners would enable influencers and creators to build segmented communities.
  3.) Corner-based Feed: Users can optimize their feed based on their interests.
  4.) Monetize: Enable creators and influencers to monetize their content and earn money based on the leads generated from promoting brands and services. This can be optimized based on corners, and user data will not be collected to target ads.
  5.) Moments: In friend and family accounts, users can share memories such as videos and groups through a dedicated tab.
  6.) Video Streaming: Users can share videos and add effects and frames with inbuilt creative tools.

</td><td>

- Add features including:
  1) Reward Points: Users will be rewarded with points for engaging in activities for content shared over public spaces where points can be redeemed by earning money or gifts like earphones, smart watches, gift cards and wireless speakers.
  2) Stories: Stories would enable users to easily share moments or posts with content such as text, music, stickers, and GIFs.
  3) Decentralized Messenger: Blockchain-based decentralized chat that would allow users to have peer-to-peer (P2P) conversations in private chat and share pictures where the communication is private and secured.
  4) Group Chat: Enable users to share text, videos, and pictures to multiple contacts at a time.
  5) Profile Authentication: Starting with face recognition, establishing landmarks and creating digital identities for users by using blockchain.

</td></tr>
</table>



7.) Account-based Profile: Users can customize and change their profiles in public and private settings. Private-space profiles are locked for public-space users.

Q4 2021

- The company plans to release the following features including:
  1) Live Video Streaming: Allow users, creators, and influencers to share live streaming content where users can connect and join in on conversations.
  2) Filters: More dynamic filters and avatars on the platform.
  3) Stickers and GIFs: Add more stickers and GIFs to provider a better user experience in messaging.
  4) Video and Voice Calls: Offer encrypted video and voice communication through the platform messaging service.
  5) Location-based Feed: Users can select the location of content they are interested in.

Business Model

CiSApp is currently pre-revenue. However, in the coming year the company plans to begin monetizing their platform. It aims to build a unique business model that will reward content creators and generate ad-revenues without selling users' private information. Companies that list with CiSApp for the promotion of genuine products and services will have their promotions directed to content creators based on communities through CiSApp's proprietary algorithm. Leads generated by the end of the campaign will then be billed and sent to companies and with a portion of revenue shared with content creators.





USER TRACTION

CiSApp launched its app in August 2019. Since then, it has added 22,285 users to its platform, averaging ~1,311 signups per month. In 2020, the company averaged 1,514 signups per month, up from ~823 in 2019. To this point the company has relied little on marketing to drive user growth, with $550 in total marketing spend between 2019 and 2020. As of January 2021, the company had approximately 10,200 monthly active users (MAU) and 3,900 daily active users (DAU).



New Signups and Total Signups by Month
New Users Added
Total Users
2,500
2,000
1,500
1,000
500
0
25,000
20,000
15,000
10,000
5,000
0
Aug Sep Oct Nov Dec Jan Feb Mar Apr May June July Aug Sep Oct Nov Dec
2019
2020
New Signups
Total Signups

In September 2020, the company signed an agreement with Seed Round Capital, LLC (SRC), a Houston-based startup program. As part of the program, SRC provides advisory services to CiSApp and is helping it build out systems and processes, raise capital, and grow its business.

Additionally, the company participated in in the Conscious Venture Labs accelerator program. In February CiSApp pitched its company as part of the program, which consisted of 40 companies from 16 states and 13 countries.[v]







Note: Financials below are consolidated between the U.S. entity and Indian entity. Up until October 2020, all expenses incurred were through the Indian entity. Since October 2020, all expenses have been incurred through the U.S. entity. The companies are two separate entities with an intellectual property (IP) sharing agreement in place. This raise is for the U.S. entity, CISApp Online Inc.

Revenue

CiSApp is currently pre-revenue. It plans to begin monetizing in its app in 2021 following its official release.

Expenses

In 2020, CiSApp incurred $13,375 in total expenses for the year, up by 40.35% from $9,530 in total expenses in 2019. Total expenses increased year-over-year, in large part, due to professional service fees such as legal fees and platform development. In 2019, CiSApp incurred $9,530 in total expenses for the year. The largest expense item in 2019 was contracting, accounting for 56.56% of total expenses. Expenses on contracting were used to build out the company's mobile app for its beta release.



2020 Expenses   2019 Expenses







Net Income

In 2020, CiSApp incurred a net loss of $13,375 for the year, compared to a net loss of $9,530 in 2019. The change in net loss was driven entirely due to an increase in expenses.



As of January 2021, CiSApp had approximately $2,735 in cash on hand. In 2020 the company had an average monthly burn rate of $1,196.

INDUSTRY AND MARKET ANALYSIS

Social Media

According to IBISWorld, the U.S. social networking sites market was valued at $52.7 billion in 2020. In 2020 alone, the market grew 16.8%. From 2015 to 2020, the social networking sites market grew at an annualized rate of 25.7%. IBISWorld notes that the social networking sites market grew faster than both the overall economy and the technology sector. The research firm also notes that the percentage of services conducted online represents a



shift in consumer attitudes toward online services, including social networks. Because of this, social networking sites benefit from an increasing number of advertisements and measurable purchases from such advertisements. The percentage of services conducted online is expected to rise in 2020, representing a potential opportunity for the industry.[vi]

In 2019, 79% of the U.S. population had at least one social media profile with 270 million social media users for the year, representing a 2% increase from the previous year.[vii] India and China saw the highest absolute country user growth in the past year, adding over 130 million and 15 million new social media users, respectively. Chad (252%) and Guinea-Bissau (89%) exhibited the fastest year-over-year social media growth. Among internet users aged 16 to 64, 97% visited or used a social network or messaging service in January 2020.[viii] The average social media user now spends 2 hours and 24 minutes each day on a social platform, equating to approximately 20.84% of their total internet time.[ix]

Blockchain Social Media

According to the Blockchain Council, blockchain technology could represent a significant opportunity for social media. Currently, popular social media platforms have almost complete control over user data and track user activity. The platforms then sell the aggregated information to the highest bidder for targeting and advertising purposes. Since many of the main social media platforms (e.g., Facebook, Twitter, etc.) are centralized, they have the potential to exploit user content. In comparison, blockchain-based social media platforms are effectively decentralized and can ensure greater privacy and allow users to express themselves without censorship. Distributed technology in social media can also enable users to make transactions privately as only the sender and receiver know about the transaction's contents.[x]

Apart from security and privacy, content producers on social media platforms lose a significant amount of money due to the involvement of third-party intermediaries. Blockchain-based social media platforms can allow users to have more control over where and how their content can be distributed. This distribution capability could give creators higher potential to generate profit.[xi]

App Spending

In 2020, consumers spent nearly $111 billion globally on in-app purchases, subscriptions, and premium apps across both Google Play and Apple's App Store, up by 30.2% year-over-year. Broken out, Apple's App Store recorded spending of $72.3 billion, and Google Play generated $38.6 billion, respectively. In-app spending growth in 2020 was fueled by increased spending on education, employment, and entertainment on mobile devices. In the App Store, the game and entertainment categories captured the most consumer spend, compared with social apps on Google Play, which grew by 71.4% year-over-year to $1.2 billion. According to Sensor Tower, the change in consumer behavior toward more in-app spending in 2020 – largely due to the pandemic – may become permanent, which could enable mobile apps to continue their stretch of impressive growth.[xii]







In 2020, the social media industry received $52.95 billion in venture capital investment across 2,886 deals.





Deal Count and Capital Invested in Social Media Industry, 2010 - 2020

Source: PitchBook Data, Inc.

Other notable industry funding information includes the following points:[xiii]
- There were 56,765 deals completed in the social media industry between 2010 and 2020
- Approximately $592 billion invested in the social media industry between 2010 and 2020
- Median pre-money valuation of $7 million in 2020, down from a 10-year high of $8.5 million in 2019
- Median post-money valuation of $10.05 million in 2020, down from a 10-year high of $12.48 million in 2019
- Median deal size of $1.3 million in 2020, tying 2018 for a record high between 2010 and 2020

COMPETITORS



Diaspora: Founded in 2010, Diaspora is a nonprofit, user-owned, distributed social network. It consists of a group of independently owned nodes that interoperate to form the network. The Diaspora network leverages servers (called pods) throughout the world, which contain the data of users who have chosen to register with it. These pods communicate with each other enabling users across the network to communicate freely with their contacts. Users do not need to be in the same pod as their contacts to communicate with them. Unlike some other social media platforms, Diaspora enables users to act anonymously. Users can also segment their social circles, enabling them to only share posts, events, etc., with specific groups at a time. Diaspora runs on open-source software, enabling third-parties to take the source code and change it to meet their needs, and thereby add to the overall network.[xiv]



Friendica: Launched in 2010, Friendica is software used to create a distributed social network. It is developed by different people from across the world in their spare time. There is no corporation or any foundation behind Friendica. It acts as a communication hub that can communicate across Friendica servers and natively to servers using the Diaspora protocol (Diaspora and Hubzilla) and the OStatus protocol used by GNU Social. On the network, users can post content, share photos, organize events, and create profiles. Profiles can contain both public and private content, with private content only available to specific users. Users can use accounts of third-party networks to read and post content with the use of Friendica. It currently supports bidirectionally (reading and posting) for Twitter, App.Net, and Mail (via IMAP and SMTP).



Additionally, Friendica supports content posting to networks such as Buffer, Dreamwidth, Tumblr, and Wordpress.[xv]



Minds: Minds was started in 2011 with the goal of bringing a free, open-source, and sustainable social network to the world. Users can post videos, blogs, images, and statuses and message or video chat with friends or groups on the decentralized platform. To encourage user participation, users can earn crypto tokens for their contributions to the network. [xvi] The tokens can then be used to boost a user's channel, content, or audience reach. Content creators can also receive direct payments in USD, Bitcoin, or Ether from their fans.[xvii] Minds has over three million users. In June 2017, Minds raised $7.4 million through a regulation crowdfunding raise on WeFunder. Additionally, the company raised $6 million in Series A funding from Medici Ventures.[xviii]



Sapien: Founded in 2016, Sapien is a web3 social network built on the Ethereum blockchain. The Sapien platform has been built for collaborative cooperation, and rules are set and enforced at the community level. Users of the platform can stake and receive tokenized rewards for creating content, leaving comments, and voting on posts. Sapien uses this as a mechanism for content creators to monetize their content without interference from a central authority. Eventually, the company plans to enable users to choose whether they want to see advertisements or share aspects of their personal data, receiving rewards as a result.[xix] In March 2018, the company raised $11.7 million in an initial coin offering.[xx]



Steemit: Founded in 2016, Steemit is a blockchain-based blogging and social media website that rewards its users with the cryptocurrency STEEM for publishing and curating content. Steemit uses three tokens on its blockchain, STEEM, STEEM POWER (SP), and SBD (Steem Dollars). STEEM is the basic cryptocurrency of the blockchain and can be earned by posting, commenting, or upvoting content on the platform. SP represents influence on the platform; the more SP a user has, the more voting power they have. Lastly, SBD was designed to have a one-to-one parity with USD and can be earned as a reward. In addition to creating valuable content, users on the platform can earn STEEM by performing freelance work, taking part in contests and challenges, and leasing out STEEM to other users. Users on the platform can subscribe to a variety of communities with different topics for each community.[xxi] In February 2020, Steemit was sold to TRON for an undisclosed amount.[xxii]

EXECUTIVE TEAM



Palem Imran, Co-Founder and CEO: Palem Imran co-founded the company and has served as CEO since the company's inception. Before co-founding CiSApp, Imran wrote two fiction Novels – Last Ranker and Cricket Betting. He is currently final years of studies at the Lovely Professional University where he is working toward his undergraduate degree. Imran is a blockchain enthusiast and is passionate about tech and anything related to engineering and research.





Bhargav Varma, Co-Founder and COO: Bhargav Varma co-founded the company and has been serving as COO since its inception. Varma holds a Bachelor of Technology, Electronics and Communications Engineering, from the Lovely Professional University. He is passionate about international business and development.



Brad Jenkins, Board Member: Brad Jenkins serves as a board member, investor, and advisor in the company. He is a serial entrepreneur turned startup advisor and angel investor, having founded over half a dozen companies over the last 25 years. Before becoming an entrepreneur, Jenkins worked at a fast-growing tech start-up and successfully paid his way through college by operating a couple of small businesses. He has personally invested in over a dozen startups and is an active early-stage investor. Jenkins serves as a mentor for a number of Houston area incubator and accelerator programs and served on the Houston board of the Entrepreneurs' Organization, a peer-to-peer global network exclusively for entrepreneurs of seven figure plus businesses. He is a graduate of Texas A&M and holds a BBA in Marketing with extensive computer science coursework.



Austin Hill, Advisor: Austin Hill serves as an advisor and investor in the company. Hill is a serial entrepreneur who has started companies in distribution, contracting, real estate, and consumer packaged goods. Before his entrepreneurial endeavors, he deployed to Iraq as an Army officer, and later worked as an outside sales engineer at a Fortune 50 company. Hill was one of the winners of Rice's inaugural Veterans Business Battle business plan competition[xxiii] and is now an active investor in the competition through Beachhead Investments and helps facilitate the Houston Entrepreneurs' Organization accelerator program. Hill holds an MBA with honors from the University of Texas at Austin's McCombs School of Business and an engineering degree with honors from the United States Military Academy at West Point.

PAST FINANCING

Since inception, the company has received $15,000 in external investment, all coming from Seed Round Capital, LLC. The $15,000 was raised under the same terms as this offering.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Discount Rate: 20%
Valuation Cap: $1.5 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the



price per share paid on a $1.5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

Press

AppSamurai: 48 Breakout Apps and Apptrepreneurs to Watch!
Timesnext: How Palem Imran's CISAPP is connecting people with the right audience

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,



- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

[i] https://appsamurai.com/47-breakout-apps-and-apptreprenuers-to-watch/

[ii] https://sopa.tulane.edu/blog/decentralized-social-networks

[iii] https://sopa.tulane.edu/blog/decentralized-social-networks

[iv] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4276384/

[v] https://www.eventbrite.com/e/conscious-venture-lab-showcase-week-tickets-136309061071?utm_source=Contacts+CVLab&utm_campaign=2776741d00-EMAIL_CAMPAIGN_2021_01_19_07_59&utm_medium=email&utm_term=0_0a9df5e24f-2776741d00-390184515

[vi] https://www.ibisworld.com/industry-statistics/market-size/social-networking-sites-united-states/

[vii] https://www.statista.com/statistics/273476/percentage-of-us-population-with-a-social-network-profile/

[viii] https://wearesocial-net.s3-eu-west-1.amazonaws.com/wp-content/uploads/common/reports/digital-2020/digital-2020-global.pdf

[ix] https://wearesocial-net.s3-eu-west-1.amazonaws.com/wp-content/uploads/common/reports/digital-2020/digital-2020-global.pdf

[x] https://www.blockchain-council.org/blockchain/blockchain-a-new-generation-of-decentralized-social-media-platforms/

[xi] https://www.blockchain-council.org/blockchain/blockchain-a-new-generation-of-decentralized-social-media-platforms/

[xii] https://sensortower.com/blog/app-revenue-and-downloads-2020

[xiii] Pitchbook Data Pulled: 1/21/21

[xiv] https://diasporafoundation.org/about

[xv] https://friendi.ca/about/

[xvi] https://medium.com/better-marketing/forget-about-tiktok-minds-are-the-new-trend-34d3039f524

[xvii] https://www.minds.com/

[xviii] https://wefunder.com/minds/about



xix https://www.xcelerator.berkeley.edu/post/a-blockchain-enabled-future-of-social-networking-sapien-network

xx https://icodrops.com/sapien-network/

xxi https://steemit.com/guide/@steemitblog/steemit-a-guide-for-newcomers

xxii https://news.bitcoin.com/trons-steemit-acquisition/

xxiii https://business.rice.edu/veterans-business-battle/past-competitors-and-success-stories

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

CISAPP Online
1334 Brittmoore Rd.
Houston, TX 77043

Ladies and Gentlemen:

The undersigned understands that CISAPP Online Inc., a Delaware Corporation organized under the laws of Delaware (the "Company"), is offering up to $107,000 of Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated April 1, 2021 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59pm Pacific Time on July 26, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party

may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	CISAPP Online Inc. 1334 Brittmoore Rd. Houston, TX 77043 Attention: Imran Palem
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

CISAPP Online Inc.
By_____ Name: Title:

EXHIBIT D

Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CISAPP Online Inc.

CROWD NOTE

FOR VALUE RECEIVED, CISAPP Online Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $1.5 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is July 26, 2021.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

 i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

 ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $107,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the

liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

 i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

 ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

 i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

 ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

 i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

 i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

  A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

  B. Obtaining the Corporate Transaction Payment.

 ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of

amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit,

4

proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the

Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck



Connectin**S**ingle**App**

Built on Privacy & Transparency



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

OUR WHY

☐ Providing the world's 3.8B social media users with freedom, safe-spaces, healthy interactions, privacy, and security.[i]

☐ Combining blockchain with a unique commission-based business model that eliminates anonymity and rewards content creators.







i https://wearesocial.com/blog/2020/01/digital-2020-3-8-billion-people-use-social-media

PROBLEMS



NEWS
FAKE!

- Fake News



- Data Breaches



- Anonymity

Aug 2017 - BBC



How fake news plagued 2017
FAKE

https://www.bbc.com/news/world-42487425

Sep 2018 – Pew Research



A Majority of Teens Have Experienced Some Form of Cyberbullying
59% of U.S. teens have been bullied or harassed online, and a similar share says it's a major problem for people their age. At the same time, teens mostly think teachers, social media companies and politicians are failing at addressing this issue.

https://www.pewresearch.org/internet/2018/09/27/a-majority-of-teens-have-experienced-some-form-of-cyberbullying/

Aug 2020 - Journal



How Trolls Are Ruining the Internet
TIME
Why we're losing the Internet to the culture of hate

https://time.com/4457110/internet-trolls/

CONSEQUENCES

- [ ] 94% of kids in the U.S. have access to the internet[i]

- [ ] About 37% of young people have been bullied once online, 30% have had it happen more than once[ii]

- [ ] 14.8% of students have admitted to cyberbullying others[ii]



[i] https://nces.ed.gov/programs/coe/indicator_cch.asp#:
[ii] https://cyberbullying.org/2019-cyberbullying-data

ADDRESSABLE MARKET



$110B spent on advertising through social media[i]

3.8B Users[ii]

Total Available Market

- In 2019, 79% of the U.S. population had at least one social media profile with 270 million social media users for the year, representing a 2% increase from the previous year[i]

- India and China saw the highest absolute country user growth in social media in 2020, adding over 130 million and 15 million new social media users, respectively[ii]

i https://www.statista.com/outlook/220/100/social-media-advertising/worldwide
ii https://wearesocial.com/blog/2020/01/digital-2020-3-8-billion-people-use-social-media
iii https://www.statista.com/statistics/273476/percentage-of-us-population-with-a-social-network-profile/
iv https://wearesocial-net.s3-eu-west-1.amazonaws.com/wp-content/uploads/common/reports/digital-2020/digital-2020-global.pdf

SOLUTION: DECENTRALIZED SOCIAL MEDIA



Decentralized Technology



End-to-end Encrypted Communication



One-Stop Social Platform

SOLUTION

Making social media a safer space



Verified Profiles



Authentic Content



Troll-Free Environment

APPLICATION V1.0

Public Feed



Custom Drawer



Private & Schedule Chat



Profile View



TRACTION



New Signups and Total Signups by Month

PLANNED BUSINESS FLOW



Content Creators

Reward for Endorsements

Relevant Content

Companies/Brands

Leads

CIS (Publisher)

Authenticated Content

Subscriptions With Engagement Data

Users

FUNDING



Funds are to be used to build out the platform and grow our user base.

$15,000 Raised in 2020

Goal: 1 Million Users

Over the next 12 months



TEAM



Palem Imran,
Founder & CEO



Bhargav Varma,
Co-Founder & COO



Rohit Jain, Finance



Jatin Sehgal, Lead Developer



Bhaswati Das, Operations

ADVISORS



Brad Jenkins – Board Member
Co-Founder and CEO,
Seed Round Capital



Austin Hill – Advisor
Co-Founder and Managing Director
Seed Round Capital



Hesham Zreik – Technical Co-
Founder
CEO, Faster Capital

PLANNED TIMELINE

- **Q2 2021:** Officially launch the first version of the CiSApp on Android and iOS globally.

- **Q3 2021:** Add features to the platform such as reward points for users, stories, decentralized messaging, group chat, and profile authentication.

- **Q4 2021:** Add features to the platform such as live streaming video, filters, stickers and GIFs, video and voice calls, and a customized location-based feed.



CISApp – One Stop Platform

www.cisapp.co







Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

Video Transcript:

Social media is our window to the community.

However, our safety, security, and privacy are often at risk on existing social media platforms.

Hackers, scammers, and trolls hide behind anonymity.

Genuine content creators go unrewarded for their efforts and ingenuity.

Personal data is sold off to the highest bidder, often without our knowledge or consent.

In other words, current-day social media does not create a fair and equal-opportunity community in one place.

What if an anonymity-free social media platform existed that tackled all of the above challenges and gave us a secure, safe, and private online experience?

We present you…

CISApp

One-stop social media ecosystem that exists on the blockchain.

Future of Social Media.

Create multiple account spaces. Create multiple virtual spaces where you decide who you interact with and what content you want to see.

Feed. Feed with posts, videos and articles.

Corners. Select corners to set up in your feed. Explore corner-based feeds.

Work Profile. Create custom resume from templates.

Pages. Create Creator, Influencer and Business pages.

Monetize content. Enabling Content creators, micro-Influencers and Influencers to Earn money by promoting brands.

New age Business Model. Content Creators are rewarded and encouraged to create authentic content.

Privacy. Brands are promoted as per behavioral insights and no data is shared.

Private Chat. Send messages privately through private chat.

Schedule chat. Schedule messages using Schedule-message feature.

Articles. Write and publish inspiring articles.

Video effects. Add Augmented Reality effects to videos.

Custom Profile. Choose what to display in the profile.

Secure. All accounts are verified, authentic and DLT-secure.

CIS is a truly democratized social media platform.

(Safe & Private Spaces, Authentic Content, No Anonymity, Complete Data Protection)

[Text Overlay: Disclaimer: This video contains copyrighted footage whose use has not been specifically authorized by the copyright owners. All rights and credits go directly to their rightful owners. No copyright infringement intended.]

[Text overlay: Built on Privacy and Transparency]

[Text overlay: News Flash]

CBSN

[Text overlay: Living In A "Fake" World, How the spread of misinformation online has changed our society]

As misinformation and so called "fake news" continues to be rapidly distributed on the internet our reality has become increasingly shaped by false reality.

PBS News Hour

We weren't expecting any of this when we were created Twitter over twelve years ago.

The Daily Show with Trevor Noah

Fake news online is a major problem. Especially considering that two-thirds of adults in America said that they get some of their news from social media.

[Text Overlay: Reuters, Two-thirds of American adults get news from social media: survey.]

PBS News Hour

Recently in India, internet lynch mobs have killed a dozen people including innocent bystanders, rumors on WhatsApp said the victims were "kidnapping kids" or "harvesting organs".

Global News

Despite the research behind an availability of safe vaccines, there are an unknown number of websites preaching the dangers behind them.

CNN

[Text Overlay: @reliablesources, Pelley on defining trust in the Trump era, Scott Pelley | Author, "Truth Worth Telling"]

We have gone from the information age into the disinformation age.

[Text Overlay: Squawk Box, Palihapitiya: Social media is "ripping apart" society]

What I said was, I think the tools that have been created today are starting to erode the social fabric of how society works. And…

[Text Overlay: Street Cred, Chamath Palihapitiya, Formerly the longest tenured original member of Facebook's executive team]

The Social Dilemma on Netflix

That's their business. They sell certainty. In order to be successful in that business, you have to have great predictions. Great predictions begin with one imperative; you need a lot of data.

[Text Overlay: Sell certainty.]

[Text Overlay: You have to have great predictions.]

[Text Overlay: You need a lot of data.]

The Mind, Explained on Netflix
Coming up, social media may be causing more anxiety. Social media is a fun distraction, but it can actually cause social anxiety. Social media. Social media. Social media.

[Text overlay: Is social media as 'social' as you think?]

[Text overlay: Fox News, Nicholas Giordano | Suffolk Community College Professor, Professor links gun violence to social media, anxiety & depression]

Social media is causing the anxiety – yes – and the depression…

Today.com

[Text overlay: Today's Health, Reading, writing & rhinoplasty, how plastic surgery became new teen trend]

These cosmetics procedures are becoming so popular with teens, plastic surgeons have coined a new syndrome for it; "Snapchat dysmorphia" with young patients wanting surgery so they can look more like they do in filtered selfies.

Mazel J.

[Text Overlay: Mazel J, Content Creator]

So, the first time when this happened, I remember, I was speechless because I could not understand why this person said what they said and at that point I was just very taken aback.

Falguni

[Text overlay: Dr. Falguni Vasavada, Advertising Professor, TEDx Speaker]

So, not everybody has that strong mental health, number one. Not everybody has that age and exposure by society and not everybody has a tribe, you know, to support you whenever you fall back.

CISApp Text On Screen

CISapp is a blockchain -based social network. A one-stop platform which is more transparent for the world.

[Text Disclaimer: *Features mentioned are still in development and are subject to change].

At CISapp, we want the value of good content to get circulated right back into sustaining the community, not corporate bottom lines.

Our technology was created to tackle misinformation, data breaching, cyber bullying and trolling which may lead to social anxiety issues for some people.

"We want CisApp."

[Text Overlay: CIS, Built on Privacy and Transparency]

EXHIBIT G

Webinar Transcript

Brett Andrews:	Hey everybody, this is Brett Andrews with MicroVentures. Thank you all for joining us for the webinar today. Today, we're going to be hearing from CiSApp, a company building a decentralized social network on the blockchain. We are joined today by their co-founder and CEO, Imran Palem. Imran co-founded the company and has served as CEO since the company's inception. Before co-founding CiSApp, he wrote two fiction novels. Last Ranker and Cricket Betting. He is currently in his final years of studies at the Lovely Professional University, where he's working toward his undergraduate degree. Imran is a blockchain enthusiast and is passionate about tech and anything related to engineering and research.
Brett Andrews:	We're also joined by their co-founder and COO Bhargav Varma. Bhargav co-founded the company and has been serving as COO since its inception. Holds a Bachelor of Technology, electronics and communications engineering degree from the Lovely Professional University. He is passionate about the international business and development. Lastly, we're joined by their advisor, Austin Hill. Austin serves as an advisor and investor in the company. Austin is a serial entrepreneur, who has started companies in distribution, contracting, real estate and consumer packaged goods. Before his entrepreneurial endeavors, he deployed to Iraq as an army officer and later worked as an outside sales engineer at a Fortune 50 company. He was one of the winners of Rice's inaugural Veterans Business Battle business plan competition and is now an active investor in the competition through Beachhead investments and helps facilitate the Houston Entrepreneurs' Organization accelerator program. He holds an MBA with honors from the University of Texas at Austin's McCombs School of Business and an engineering degree with honors from the United States Military Academy at West Point. How are you guys doing today?
Austin Hill:	Great, thanks for having us.
Brett Andrews:	Yeah. Great. Thanks for joining me here today and sharing a little bit more about the company. Real quick, before we get started, just to let people tuning in know what the format is going to be. So, we're going to spend about 10 or 15 minutes or rather, the CiSApp team is going to spend about 10 or 15 minutes going through the pitch deck. Hopefully you can see that the front side with the logo on your screen. So, they're going to introduce us all to the company, and then when we get to the end of that presentation, they're going to kick it back to me and we'll do a little bit of Q and A. So, with that, guys, I'll let you take it away and introduce everyone to CiSApp.
Bhargav Varma:	Hey, thanks for the wonderful introduction. Hello guys, I'm Bhargav Varma, co-founder of CiSApp. It is my pleasure to introduce CiSApp, a blockchain based social media platform, that's built on privacy and transparency at its core. Before getting into further details about CiSApp, I'd like to share the journey and inception of the idea behind CiSApp. CiSApp means connect in single application. We started with a vision to provide social media users a safe and secure platform for networking in quarter one of 2019. Worked on ideas and for a while surveyed among the communities. So, about the problems they face with handling social media platforms.
Bhargav Varma:	And we figured out that privacy and transparency are the least focused in current social media platforms. We worked on the development process and came up with CiS, Connect in Single Application, a blockchain based social network, a one-stop platform for social and business networking, which basically depicts Facebook, Insta, with LinkedIn. We

provided users a platform where they could segregate connections in private and public spaces.

Bhargav Varma: Well, the big question is, how will CiSApp stand out in the social media industry? Will we ever be able to make room for CiSApp? CiSApp is a one-stop social media platform that considers all the challenges of social media, to create a solution that takes the industry to the next level, by bringing together the power and security off of blockchain that recognizes the importance of creating a truly safe environment for content creators. We provide segregated safe spaces where they can connect with the right set of people. And users need healthy interactions.

Bhargav Varma: CiSApp combines blockchain with a unique business model that removes anonymous and rewards authentic content creators. Many of the issues with currently existing social media are privacy based, and anonymity is a privilege strongly misused by trolls and untoward elements. And this spoils the experience for users and content creators alike. And social media is sustained by one thing, and one thing only, which is content. This makes content creators a precious commodity for every social media platform. Content creators also face immense pressure through trolling, harassment and cyberbullying, and all enabled by a social media environment where malicious elements can get away with anything under the use and comfort of anonymity.

Bhargav Varma: As massive data breaches like Cambridge Analytica scandal have revealed, social media is also in dire need for better privacy and data protection technology. And we are aware of the scandals in the internet industry from recent times. We also see a great deal of mental health issues. So, in our youth, resulting from misuse of anonymity on the social media. In August 2017, fake news was reported to have taken over the mainstream media, reported by the BBC. In 2018, 59% of US teens have been bullied or harassed online. In 2020, the hate speech scandal and how trolls have made internet a toxic place. 94% of kids in the US have access to internet, and about 37% of the young people have been bullied once online. There is a dire need for alternatives in the social media industry, which offer users and content creators a better experience.

Bhargav Varma: The available market is huge, with 3.8 billion plus active users. Our targeted users are in the age group of 18 to 40 years, and $110 billion are spent on advertising through social media. Well, but the initial market penetration, we strategize in the Indian sub-continent. Well, we present you the solution, what we call CiSApp. CiSApp is a de-centralized social network. We use blockchain technology.

Bhargav Varma: And we have implemented encryption and decryption. All peer-to-peer conversations are secured with SHA-256 bit, meaning it allows high level of security and ensuring a rich communication experience. And users can connect with friends, family, colleagues, or any audience located in any part of the world via different channels on our platform. We'd rather call CiSApp a one-stop platform with privacy and security. Having said that, all the profiles in CiSApp are fully verified and validated, resulting in genuine accounts across the platform, and any news propagated over the network is authenticated. And we have built a troll free environment, with a reward system for content creators, which will ensure authentic content all over the platform. Our policy is to create a system for real interactions using real and verified profiles.

Bhargav Varma:	We have introduced account spaces, a feature which will enable the user to segregate connections based on four categories, of both family, friends, and public. And we have a variety of chat options like the private and scheduled chat. And in private chat option, it'll allow user to send self-destructive messages and these tasks are completely confidential. They are restricted to the two ends of the conversation. Schedule chat option, it'll enable a user to schedule a message to a specific date and time. And these messages get auto delivered, even if the user is disconnected from the internet.
Bhargav Varma:	CiSApp is a unique social media platform where users get authentic content and have complete control over their interactions with other users, influencers, or even brands. Content creators are rewarded for creating authentic and engaging content. At CiSApp, all the stakeholders can feel safe, feel free, and rewarded. By using blockchain technology, we plan to create a private and secure social media environment, employing strong user verification for a troll-free experience. CiSApp is all set to be the unique next gen social media platform where the real stuff happens.
Bhargav Varma:	We launched our pilot on August 4th, 2019 in Android for feedback. And we have experienced a traffic of 6,000 downloads without any marketing costs. Initially, we had saved users organically and we received critical feedback on our beta version, and its user interface and design. So, we pivoted the interface and we worked in making our application a better experience for our users with a few additional features. And we relaunched it in April 2020, in beta, with updated designs and interface in Android. And we strategically penetrated into the market with memes and Instagram, and with 15,000 users, with little to no money spent on user acquisition. We also collaborated with content creators to onboard them to CiSApp, as a strategy to penetrate into the market.
Bhargav Varma:	In the current social media platforms, it's the content creators that enable these platforms gain huge popularity and revenue worth millions. By designing the current social networks, they collect and track users data. Data which is incredibly valuable is rather sold out to the highest bidder in advertising forms. And having recognized this problem, we came up with a new age business model, which enables our content creators to monetize their content.
Bhargav Varma:	Our business model is focused on small businesses run by creative users, like content creators and influencers that build a large network. Companies can list with CiSApp for promotion of genuine products and services, and that algorithm directs it to the relevant content creators, based on the communities in CiSApp. Content creators or influencers create a post promoting the listed company and based on the leads and number of impressions made through the post, they are billed and sent to the companies. Companies pay CiSApp for promotions on our platform, and we share a portion of revenue with relevant content creators.
Bhargav Varma:	In fact, the promotions are made by the content creators and not CiSApp. Funds are primarily planned to use for technical development and the remainder is used to market the application. And we have already raised $15,000 from Seed Round Capital, a Houston-based micro-investment firm. Our goals for the next 12 months is to provide a better social media experience in CiSApp, and reach a million user base in the next 12 months.
Bhargav Varma:	CiSApp has a team of young passionate and highly skilled core members. I and my co-founder, Imran, share the same university. We met at Lovely Professional University, and we were roommates at the time when the idea to build CiSApp started. So, we share a great

camaraderie, and always wanted to do something really big. We thought big, we dreamt and eventually made CiSApp what it is today. I have a Bachelor of Technology from Lovely Professional University, and I have been working on entrepreneurial finances and business operations at CiSApp, since its inception. Imran, a great thoughtful leader, more passionate on building things, a blockchain enthusiast. And he has been working on a blockchain and technical development of CiSApp, since its inception.

Bhargav Varma: Rounding with the team, we have Rohit, a certified chartered accountant. He has an experience of managing finances for more than 30 plus companies in his career, and he looks after the financial side of CiSApp. And Jatin, our lead developer, who's a phenomenal coder. He has over four plus years of experience in the industry. Also, he had his own entrepreneurial journey before joining CiSApp. Bhaswati looks after the admin and operations at CiSApp, an MBA graduate, who's predominantly both in managerial positions earlier, and she has over six plus years of experience in the industry. Our business advisors are serial entrepreneurs, who have founded multiple startups and have over 50 plus years of experience in the industry. Brad Jenkins serves as a board member, investor and advisor in the company. He's a serial entrepreneur, turned a startup advisor, and angel investor. He personally invested in over a dozen startups and is an active angel investor. He's a graduate from Texas A&M, and holds a BBA in marketing with extensive computer science coursework. Austin Hill serves as an advisor and investor in the company.

Bhargav Varma: Austin Hill servers as an advisor and investor in the company. Austin is a serial entrepreneur who has started companies in distribution, contracting, real estate and consumer packaged goods. Before his entrepreneurial journey, he deployed to Iraq as an army officer and later worked as a sales engineer at a Fortune 50 company. Austin holds an MBA with honors from university of Texas at McCombs Business School. Hesham serves as our technical advisor. Hesham is an angel investor, a mentor and sits as a board member on many companies. He holds an MBA from Edinburgh business school.

Bhargav Varma: We are currently working on a developing CiSApp across all platforms, and we are gearing up for an alpha launch in a quarter 2, 2021, with features like account spaces, private and scheduled chat and a few more. We have planned updates this year, where we are currently working to update with additional features like de-centralized messenger, rewards, content monetization, and many more exciting features lined up. A few notable recognitions. CiSApp was ranked at 18 out of 47, as best breakout applications by AppSamurai. And CiSApp has participated in a recently concluded accelerator program by Conscious Venture Labs. CiSApp is proud to have Seed Round Capital as our partners, and has participated in their tech startup program in 2020. Well, to summarize, I'd say CiSApp is a blockchain based social network, a one-stop platform which is transparent, where the value of good contents goes right back into the community. And CiSApp cultivates creation, sharing, discovery and promotion of content on social media platforms, by real users, not bots or fake accounts. We do it through sustaining economy of ideas. Thanks for the time.

Brett Andrews: Thanks Bhargav, that was very well done. I appreciate you taking that time there. So, just so people understand the current status of the product, you mentioned that you're planning to launch through Android and iOS globally in Q2 of this year. Currently, is the app only accessible as a web based application?

Bhargav Varma: I mean, earlier we have it on Android in the beta version, but currently we are pulling it out from the Google Play Store, as we have updated it with a new user interface and

designs, and we're about to launch it in alpha, as an invite-only social media application, initially. So maybe you can expect it in the alpha launch maybe by the end of April.

Brett Andrews: Got it. So, yeah. I think it's important for people to understand, you've gotten to the North of 20,000 users currently, without having access through the app store. I think that's very impressive from my perspective. So one of the other -

Austin Hill: Sorry to jump in here.

Austin Hill: I mean, big part of the raise is going to be used to... They're building out the backend on Flutter, which will work on basically any iOS-

Bhargav Varma: Any platform, be it Android or iOS. We are working on developing the application across all platforms, on the Android mobile and iOS mobiles app.

Brett Andrews: Got it.

Austin Hill: That was big decision for us, was going from... We were trying to decide if they wanted to go... Just continue building out the Android thing. But it made more sense to just kind of start over from scratch and rebuild the same thing on Flutter, to be able to use it across all the platforms. Just kind of future-proofing it.

Brett Andrews: Yeah. Now, I think that makes a lot of sense, and I think that, again the point, but I think it needs to be made clear is that's obviously a huge pool of users who are maybe mobile only, that you haven't had a real chance to crack into it yet, that you still had some pretty strong growth so far. One of the other topics I wanted to touch on, you mentioned some of the statistics about the bullying that we've seen on a lot of these applications and you guys are going through a user verification process, which I think is really critical for an application like this. Can you talk a little bit about how you do that verification?

Imran Palem: Yeah. Thanks for the question Brett, actually when a user register into our platform, we collect his face data and we convert those face data into a unique identifier and we store that unique digital ID into a password. So that's for one time when you get registered, you have your own unique ID. So, you can't be multiplied, you can't have two or more accounts in the platform.

Brett Andrews: Right. And then that's where it ties into the blockchain and the anonymity, correct?

Imran Palem: Yeah.

Brett Andrews: Got it.

Bhargav Varma: So as blockchain is a distributed ledger, so it is immutable. So, you can't remove that ID and do some malpractice.

Brett Andrews: Got it. And then I guess on that point, how do users go about logging in. I would guess, when you've got... Most of other applications that I've used, where it is blockchain-based obviously password protection is fairly critical. Do you guys have a two step verification process or how do users go about logging in once they've got their identifier?

Imran Palem:	Yeah. I mean, the initial steps are pretty same. You put your mobile number and you get OLTP and you enter the details. Everything is same. But our verification processes, we verify your face data. I mean, we put the landmarks in your face, we verify the data and we do not store your face data, but rather we store that unique digital identity that is created through your face data.
Brett Andrews:	Understood. And I want to talk a little bit about what you guys have seen so far. So, what are the use cases... Bhargav walked us through how you sort of can segregate your different networks between family, work, public feed and private. With the current users that you guys have had, what is the most frequent use case you've seen occurring currently on the platform?
Imran Palem:	Yeah. I mean, people love about this spaces, public, family, friends and work, because here we are dividing into two spaces, one is public space, and one is private space. Public space, it is public and work. I mean, you can connect with everyone. Anyone can see your account, anyone can follow you. But friends and family, it is restricted to only the private connections. If you want to connect with family or friends, they need to have your mobile number on their phone. That's how they can add your connection. Because some random person cannot connect with your family. You need to be a family member in order to connect with them.
Brett Andrews:	Understood. Yeah, I think that's a very cool feature, because there's times where depending on... Pick your preferred social network, where all I really want to do is interact with family, and there's a lot of noise that's occurring outside of that, which isn't exactly the reason that I may be logging in. So, I like the fact that you can sort of separate those two and kind of pop in and out, depending on what you're trying to accomplish.
Austin Hill:	Yeah. I thought this was great. I mean, I was in undergrad when Facebook came out, so 2004 and I was on it, it was super cool. It was only other students at other colleges, and gradually when I started getting friend requests from my grandma and stuff, I was like, "Man, I really got to tone back the stuff I'm posting on there." And it really kind of put a damper on it. The idea of having like a public feed, that you really wouldn't mind anybody seeing stuff and having like a private one, it's just stuff I want to share with my friends and family, but it's nice to have it all in one spot. I think it's great that the user interface and stuff that they've built too, the progression of that, it looks... Really, really proud of these guys, what they've been able to build.
Brett Andrews:	Yeah. No, that's a great point. I'm not sure if my grandmother really wants to see what one of my college friends has to say. It's probably good to keep that walled off to some extent. I definitely agree there.
Bhargav Varma:	Yeah. And also to add what Imran has mentioned before, not only with the private space, in public space, it enables user to connect among all the professional contacts, be it his work colleagues or ex-employed colleagues. So, he gets that privilege to connect with all the professional people across globe. I mean, he can connect with anybody all over the world. When we talked about the public space, which is public and work free.
Brett Andrews:	Yeah. I mean, you're really taking all the best aspects of the various platforms or rolling them into one place, where I'm not going to have to change in and out of apps.

Bhargav Varma:	Yeah, exactly.
Brett Andrews:	It's aggregated, it's very unique to that.
Austin Hill:	It's one place to log in and check everything. My LinkedIn is just... It's a black hole now of startups looking for funding and stuff, but it's so overwhelming. And that, being able to just go to one spot and then you can post your work stuff there on one thing, and then you can talk to your family, baby pictures, all that stuff, and then you can have your public profile, so just someone is trying to look you up. So, yeah, I think it's an awesome idea, and that's what the CIS, connect in singles. So, it's single app-
Bhargav Varma:	It's a one-stop social media ecosystem.
Brett Andrews:	Yeah. No, I totally agree, and I can second the LinkedIn experience, Austin. I've got the same thing going on. So then, on the user acquisition side, I wanted to touch a little bit more on that. I think Bhargav explained a little bit about how you guys, you've basically built this user base with no marketing budget at all. You touched a little bit on the, I guess the main strategy that you employ, but can you share a little bit more that, and I guess as an addendum, share a little bit more about... I believe that right now the platform is very focused on the Indian market. Kind of talk about how you think about the expansion of the platform geographically.
Bhargav Varma:	Yeah. I mean, if you talk about any social network, any social media is sustained only, only due to the content, and content creators, they build a large network in all social media channels. I mean, without that engaging content in the social media, no user will spend time accessing new social network. So, we just wanted to reward content creators. And in that thought process, we just wanted to bring that advertising through the content creators. In fact, we have tried our business model in current prevailing social media platforms, where we talk with a few content creators basically who are concentrated on posting memes through their pages on, be it Instagram or Facebook. So, we just collaborated with a few content creators, and the created a post which is relevant to today's audiences' point of view.
Bhargav Varma:	I mean, they created content promoting our application and they posted it through their handle. So, due to which, it's kind of an influencer marketing, so when we generate targeted advertisements, it doesn't make sense whether the user is really interested in that product or not. So, it's the same way we have the marketer product. Initially, we just collaborated with content creators, and in fact, that is a business model in CiSApp.
Brett Andrews:	Yeah. I think that's super scrappy and innovative way of driving user adoption when you're working on a shoestring budget. So, I have to applaud you for that.
Austin Hill:	We're on weekly calls with these guys and as we're kind of doing this fundraising round, they're actively reaching out to content creators in their local market, in India, and kind of getting them set up and ready to go once the app is launched. And it has all these different accounts making memes and stuff, at least on Instagram, so I'm familiar with. And they are kind of cherry picking the best ones of those to kind of jump ship or send people over there, because the content creators, they'll get compensated directly through the app, without having to go through an affiliate or through the company. Instagram influencers are getting paid, via Instagram, they're getting paid through companies. But with CiSApp, it acts as

the intermediary between the two, which is pretty cool. And I've seen a lot of other micro-influencer type startups and stuff, and this one kind of encapsulates that idea as well.

Brett Andrews: Yeah. So, I did want to drill down into that revenue model a little bit more. So maybe Bhargav, if you don't mind flipping to that slide real quick.

Bhargav Varma: Yeah, sure.

Brett Andrews: Just maybe explain, just in case people want a little more clarity, kind of how this is working. So, you've talked a lot about how you're sort of an intermediary between the content creator and how they monetize. Can you just share a little bit more on how the money flows, so users are paying for subscriptions to certain content creators, I guess? Can you just share a little bit more about how the money flows and I guess the revenue split that occurs between you and the folks creating the content?

Bhargav Varma: Yeah, sure. I mean, to just summarize the entire business flow long story in short, content creators are rewarded for creating authentic and engaging content. And brands get genuine leads through ads targeted via user behavior only, and without breaching user's privacy. So basically, when a lead company is listed with CiSApp, that company's product or service will be directed to relevant content creator. So, we just play a mediator between the company and advertiser, who are basically the content creators. And that particular relevant content will be generated in our social media platform. The impressions for leads generated are sent to the companies, and as per the lead, organic impressions made, companies will be paying CiSApp.

Bhargav Varma: So, whatever the revenue we get, we share a portion of our revenue with relevant content creators. Again, over here we have two different options basically. If the content is being provided by the company, then we share 30% of our revenue with relevant content creators, and micro-influencers. If in case the content is prepared by the content creators or influencers, then they take the major part of the revenue and we take a smaller portion of the revenue. So, companies will be paying directly to CiSApp, and we share a portion of the revenue through our payment gateway.

Brett Andrews: Got it. So, you guys are handling the distribution of funds then?

Bhargav Varma: Yeah. Yeah. Everything will be handled by a CiSApp, as an organization.

Brett Andrews: Understood. That's definitely an important place to be in the value chain. So, last couple of questions here, which they sort of go hand in hand. So, the first one is just, again, sort of touching on the status. So, do you have these content creators that you've spoken to, that are lined up and ready to go? You're just waiting for the mobile application to roll out and then you'll be

Bhargav Varma: Yes, exactly.

Brett Andrews: That's right?

Bhargav Varma: Yeah. Yeah. That's right.

Brett Andrews:	Understood. And so then-

Bhargav Varma: Basically they belong to different communities. In CiSApp, we have this feature called corners, through which we'll be segregating communities CiSApp. Like for example, fashion, all fashion content creators, or influencers will go into fashion community. Whereas if you have a sports or entertainment channels, they'll be going to sports or entertainment community. So likewise, through a feature called corners, we have segregated communities in CiSApp. So yeah, we have covered around 23 communities.

Brett Andrews: Understood. And where are these, most of these content creators located? Are they in India as well?

Bhargav Varma: Yeah. Yeah. 70% of the content creators are from India and the rest 30 are from the rest of the world. And basically, the idea to penetrate in the Indian market first is that demographically it is the larger market. And having said that, both me and Imran, we have been building this entire application with taking people's feedback. The feedback we received, it's from India. Basically, 70% of the users, the current 20,000 users are from India. So, we are building the application in such a way that based on the feedback we receive from the people, we are building the network. So basically, CiSApp is people's network. That's the entire reason why we have collaborated with majorly Indian content creators.

Austin Hill: Yeah. I mean, you can get traction in India. It's an extremely competitive market for social media. And then there's also a lot of stuff going on with the Indian government and Facebook and Twitter. I mean, I read an article a couple of weeks ago, they're actually putting those employees in jail. So, it's a very good time for them to... I think the app itself is relevant as a whole kind of globally, but being in the Indian market and focusing on that... When it comes time to expand, I think they'll be set to go. But they've got enough stuff going on, I think they're trying to... They come from the world, boiling part of the ocean.

Brett Andrews: Yeah. Well, it's a big piece of the ocean. I think it's important for people to remember that.

Brett Andrews: Yeah. So then I guess last thing I wanted to touch on and Austin mentioned a little bit of it, was... Again, the purpose of this webinar is to obviously share more information with potential investors, and we are doing a fundraise. So I wanted to have you guys talk a little bit about the use of proceeds. We're not talking in relative terms about a lot of money that's required here to get to this next milestone, which will allow you guys to start moving towards the path of monetization. But can you just talk a little bit about how the funds are planned to be spent?

Bhargav Varma: Sure. Yeah. Our plan is to use funds mostly into the technical development initially, because the product which we're trying to build is a technological based product basically, and the technology like blockchain, which is a cutting edge technology, and it is relatively new in the industry. So, there are a lot of research being done on the blockchain technology. So major part of the investment will be going into the research and the technical development of the application. And having said that, our major goal for the next 12 months down the line is to bring a decentralized messenger and a few features which we discussed in the timeline. So, in this 12 months, it will be entirely into the technical development and a portion of funds will be used to market application and reach scale.

Brett Andrews:	Great. Well I think that's going to do it for questions here, but I really applaud what you guys are doing. I think it's very topical. Obviously, we're all on social media and I don't see that ever going away. But I think it's about time that somebody sort of redesigns the way that we think about it from the ground up, and it sounds like you guys are working on exactly that, and you're doing it in a market that is massive and growing. So, real quick, before I give you guys the sort of parting thoughts here. I just want to thank everybody who's listening in on this. And if you do have any other questions or you're looking for more information, you're likely listening to this webinar or watching this webinar on the MicroVentures campaign page for CiSApp, if you scroll down, you can find a whole host of information that we put together in tandem with the CiSApp team.
Brett Andrews:	You'll see some industry data, a little bit more on the use of proceeds and the business model, and the team involved, and actually, the terms of the raise itself. I'd encourage you to take a look at those. And then if you do have any other questions after reviewing all of that, I would encourage you to go ahead and ask them in the discussion forum. CiSApp guys have been very good about responding to those. So, we encourage you to... If you do have a question, first, I guess, read through and see if it's already been asked, but if not, then go ahead and ask it there.
Brett Andrews:	And then of course, if you'd like to invest and be a part of what these guys are building, we would encourage you to do that as well, if you click on the bright orange invest tab up at the top right. If you have an account with us, you likely know how the process works. If you don't, then you can sign up, it's free to sign up and make an account, and then walk you through the process in order to, again, be a part of what these guys are building. So, I want to thank everybody. Again, real quick, before we do sign off, you guys have any sort of parting thoughts you'd like to leave everyone with or anywhere else you'd like to point people towards?
Austin Hill:	Yeah. I'll just jump in and give my two cents on it. We work with these guys, I think six or seven months, we've been in communication with them and kind of working together, and it's been really impressive what they've been able to do with the very limited budget that they have, and they're very good stewards of that money. And Brad and I are both actively involved with this, and kind of helping them through their progression. We've both been involved in a lot of different types of startups and work with a lot of startup founders, and we're just continuing to be impressed with these guys.
Austin Hill:	I've got my money where my mouth is on this, so invest. If you have any questions, please, like Brett said, put them in the Q and A at the bottom of their offering page. And thank you for your time.
Brett Andrews:	Yeah. Thanks Austin. I just do want to actually second something here, is that one of the things that got us MicroVentures excited about this was, in addition to the big picture idea and the progress that they had made on relatively little capital and the attractive terms, was Seed Round Capital's involvement. So, that's Austin's firm. I would, I guess, encourage you, anybody listening to check them out. They've done some great stuff and are continuing to do so. So, I think it's a big validation that they're participating in this as well. So just wanted to add that point. But Imran, Bhargav, unless you guys have any final thoughts, we can go ahead and sign off here.

Bhargav Varma:	Yeah. Thanks Brett. Basically, with CiSApp, we are creating a social media ecosystem where all stakeholders can feel safe and rewarded. So, join us in our journey, and we are super proud to have Seed Round Capital on our site. So, a special thanks to both Brad and Austin on this note. Thanks everybody for your time.
Brett Andrews:	Great. Thanks again, guys. Thanks again to everyone tuning in here. Really appreciate it. I'll let you guys go and enjoy your weekends. But really appreciate the time today.
Austin Hill:	Awesome. Thanks Brett.
Brett Andrews:	Thanks guys. Talk to you soon. Bye-bye.
Bhargav Varma:	Thanks Brett.